August 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Edward M. Kelly and Geoffrey D. Kruczek

Re:	Forum Merger III Corporation

Pre-effective Amendment 1 to Registration Statement on Form S-1

Filed August 7, 2020

File No. 333-240171

Dear Mr. Kelly and Mr. Kruczek:

On behalf of our client, Forum Merger III Corporation, a company organized under the laws of the State of Delaware (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed on August 7, 2020 (the “Registration Statement”), contained in the Staff’s letter dated August 13, 2020 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received by the Staff and certain other updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed August 7, 2020

Exhibit 3.3

Second Amended and Restated Certificate of Incorporation

Article XII, Section 12.1, page 10

1.	The exclusive forum provision in Article XII, Section 12.1 of the second amended and restated certificate of incorporation filed as Exhibit 3.3 is inconsistent with the disclosure under "Exclusive forum for certain lawsuits" on page 128 of the registration statement on Form S-1 filed July 29, 2020. More specifically, the provision does not include the exception for any action arising under the Securities Act. Please reconcile the disclosures.

Response: The Company has revised such provision in its form of second amended and restated certificate of incorporation filed as Exhibit 3.3 to the Form S-1 to make it consistent with such disclosure in the Form S-1.

* * *

United States Securities and Exchange Commission

August 13, 2020

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 or Daniel Nussen at (213) 620 -7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Marshall Kiev, Forum Merger III Corporation

David Boris, Forum Merger III Corporation